UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This press release may include future considerations. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “intends”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, transitions in the services of Bradesco and of its competitors, regulatory approvals, currency, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports.

This press release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, January 31,2005	2004 Earnings Results Release

Banco Bradesco, Brazil’s largest private Bank reported Net Income of R$ 3.060 billion in 2004 (equivalent to R$ 6.45 per stock), compared to a Net Income of R$ 2.306 billion in 2003, i.e. up by 32.7%. This result represents a 22% average Return on Stockholders’ Equity (18.9% in 2003).

In 4Q04, 70% of the Net Income in the amount of R$ 1.058 billion (R$ 752 million in 3Q04) derived from banking and 29% from Insurance, Private Pension Plans and Savings Bond activities, and the average return on Stockholders’ Equity reached 31.7% (23.3% in 3Q04).

As an evidence of the Company’s policy of adding shareholders value, Interest on Own Capital in the amount of R$ 1.325 billion were paid or provisioned in 2004 (R$ 326.1 million in 1Q04, R$ 325.3 million in 2Q04, R$ 333.1 in 3Q04 and R$ 340.5 million in 4Q04). In addition, Banco Bradesco’s market capitalization grew by 25.8% in the year, exceeding R$ 28.5 billion.

According to Bradesco’s CEO, Mr. Márcio Artur Laurelli Cypriano, “2004 was a significant year, attesting that the marketing positioning strategy, as well as the effort endeavored in the customer service segmentation and the incorporation of acquired Banks’ Branch Networks are generating the expected results.

I also point out the Return on Average Stockholders’ Equity of 31.7% and the Efficiency Ratio of 50.3% achieved in this quarter.”

Investor Relations Area Jean Philippe Leroy – 55 11 3684.9229 Luiz Osório Leão Filho: 55 11 3684.9302 Andressa Vallilo Ramalho – 55 11 3684.6256 www.bradesco.com.br/ir

Assets

Total Assets surpassed R$ 184.9 billion, a 4.5% annual growth, and a 2.9% quarterly growth.

In the y-o-y analysis (2004/2003), the Securities Portfolio grew by R$ 8.6 billion, and the Loan Portfolio increased by R$ 8.4 billion, mainly in the Individuals and SMEs segments.

In the q-o-q analysis (4Q/3Q04), the Securities Portfolio was up by R$ 4.2 billion, and loans were up by R$ 2.8 billion.

Total Assets per term:

Total Assets per type of currency:

Loans

The Loan Portfolio reached a volume of R$ 62.8 billion, up 15.6% y-o-y, and 4.7% q-o-q.

Portfolio increments of R$ 8.4 billion in 2004, and R$ 2.8 billion in the quarter, resulted from a higher demand of transactions on the part of Individuals and SMEs, subsequent to the Brazilian economic growth, improvement in workers’ income, as well as the unemployment rate decrease. On the other hand, large companies reduced their loan transactions volumes due to the effect of the Real appreciation, which impacted on the dollar-denominated debts, when translated to the Brazilian currency and by the use of capital markets instruments (such as debentures).

We also noticed a solid growth of guaranties, usually designated to large corporate, which moved from R$ 6.4 billion in December 2003 to R$ 8.1 billion at the end of 2004, corresponding to a 26.6% increase in the period. In the fourth quarter, this operation increased by R$ 1.2 billion.

Portfolio per type of customer:

In the corporate segment, from an increment of R$ 2.9 billion, y-o-y, largest increases occurred in the discount of Checks Cashed and Trade Bills (R$ 865 million), Vehicles Financing (R$ 712 million), Working Capital (R$ 610 million), Rural Loans (R$ 560 million), Overdraft Accounts (R$ 463 million) and BNDES [National Bank for Economic and Social Development] Onlendings (R$ 394 million), which offset a decreased volume of Export Financings (R$ 1.26 billion). In the comparative analysis of the past two quarters of 2004, the largest increments derived from Working Capital (R$ 807 million) and Vehicles (R$ 280 million), which also contributed to offset a decrease in Exports Financings (R$ 837 million), in view of the appreciation of the Real.

Despite of higher loan demand from corporations occurs in the fourth quarter, due to the seasonality of the period, we observed an upswing in number of consultations to BNDES, which must lead to an increase in the level of investment for 2005.

Referring to individuals, it is worth pointing out, both in the y-o-y and q-o-q analysis, a solid growth of demand with an increment in Portfolio, primarily in Vehicles Financing and Personal Loans. This improvement derives from a robust positioning of Bradesco and Finasa in Consumer Finance, through more than 14,000 dealers of new and used cars and 18,000 stores trading furnishing, home improvement material, information technology products, home appliances and clothing, amongst others.

In December last year, AA-C rated operations accounted for 92.3% of our Loan Portfolio, compared to 91.2% in December 2003 (91.6% in 3Q04), attesting a continuous improvement in the quality of these assets.

The balance of provisions totaled R$ 4.1 billion, 6.6% of the Portfolio, comprising R$ 3.2 billion of required provision and R$ 925 million of additional provision, compared to respectively R$ 4 billion, 7.5% of the Portfolio and R$ 859 million of additional provision at the end of the previous year.

The coverage ratio, which compares the balance of provisions with the total of D-H rated operations, stood at 169.8% (154.2% in December 2003, and 165.1% by the end of 3Q04).

Deposits and Liabilities

Total Deposits increased by 18.3% in 2004, and by 6% in the 4Q04, attesting the recognition of Bradesco’s brand, as well as the strongness of our sales team. Total Deposits amounted R$ 68.6 billion, compared to the Loan Portfolio of R$ 62.8 billion, consequently, the Loans to Deposits Ratio stood at 91.5%.

Demand Deposits grew by R$ 516 million in the quarter, Savings Deposits by R$ 1.6 billion and Time Deposits by R$ 1.6 billion.

We point out the amount of Technical Reserves for Private Pension Plans and Savings Bonds, in the amount of R$ 33.7 billion in December 2004, which increased by 27.5% in the year and by 6.6% in the quarter. This movement reflects the leadership of Grupo Bradesco´s Insurance Company in sales of products, as well as its conservative provisioning policy.

Capital

By the end of the quarter, Banco Bradesco’s Stockholders’ Equity summed up R$ 15.2 billion, with the Basel capital adequacy ratio (BIS) reaching 16.1%, on a consolidated economic and financial basis, considering that the minimum required in Brazil is 11%.

Based on our present capital adequacy ratio, the loan portfolio could be increased by R$ 60 billion

Asset Management

Additional information related to the assets under management was included from the 4Q04, providing a greater transparency to the figures of Bradesco. These figures are presented below, ensuring the possibility of comparing past periods, and translate the conformity with the concept adopted by ANBID (Brazilian Association of Investment Banks) ranking:

Stockholders’ Equity – R$ million
	2004

	September	December

Investment Funds	80,852	86,253
Managed Portfolios	9,319	8,243
Third-Party Funds Quotas	3,095	5,144

Total	93,266	99,640

Assets Distribution – R$ million
	2004

	September	December

Investment Funds – Fixed Income	78,148	83,441
Investment Funds – Variable Income	2,704	2,812
Investment Funds – Third-Party Funds	3,004	5,066

Total	83,856	91,319

Managed Portfolios – Fixed Income	6,742	5,922
Managed Portfolios – Variable Income	2,577	2,321
Managed Portfolios – Third-Party Funds	91	77
Total	9,410	8,320

Total Fixed Income	84,890	89,363
Total Variable Income	5,281	5,133
Total Third-Party Funds	3,095	5,144

General Total	93,266	99,640

Total assets under management reached R$ 99.6 billion (14.8% market share) of which R$ 98.1 billion managed and R$ 1.5 billion related to specific services of management, custody and controlling that Bradesco dismembered into BEM DTVM. The annual increase was of 20.2% and of 6.8% in the quarter.

It is also worth pointing out the continuous improvement in the remuneration mix, result of intense commercial efforts of Bradesco, as well as the segmentation of Funds, in a manner to meet the demands of each type of customer, which may be attested in the improvement in fee income.

In addition, it is worth highlighting that Bradesco obtained the title as Best Bank to Invest In, according to “Você S.A.” magazine (for the second consecutive year), with Getúlio Vargas Foundation’s evaluation. The Bank was also granted in 2004 with the Best Fund Manager Award, according to Guia Exame (third consecutive year), in partnership with Getúlio Vargas Foundation’s, and with the Best Manager of the Market Award, according to Invest Tracker-Estadão ranking, with Thomson Financial´s evaluation.

Financial Margin

The small decrease of R$ 51 million in the Financial Margin between 2004 and 2003 is refered to: (i) a drop in interest income (R$ 90 million), composed of an increase in the operations average volume (R$ 1.47 billion) and reductionsin spreads (R$ 1.56 billion); (ii) financial expenses previously recorded under the item “Variation of Technical Reserve for Insurance, Private Pension Plans and Savings Bonds” (R$ 267 million); partially offset (iii) by an increase in non-interest income (R$ 306 million), basically resulting from higher gains at Treasury and higher volume of credit recovery in 2004.

The improvement of R$ 212 million in the Financial Margin, when comparing the last 2 quarters of 2004, is due to (i) an increase in interest income (R$ 291 million), composed by the expansion in the average volume of businesses (R$ 194 million), as well as by the change in the loans’ profile (R$ 97 million); which was offset by (ii) a R$ 79 million drop in the non-interest income, arising from lower securities gains and credit recovery in 4Q04.

Fee Income

Revenues from Services continue evolving, mainly due to the increase in the client base

The increment of these Revenues was of R$ 1.27 billion in the y-o-y analysis (2004/2003), and of R$ 220 million, comparing the fourth and third quarters of last year (despite the last quarter computing 3 business days less than the previous one).

In 2004, the largest increments of Fee Income mainly derived from Asset Management in the amount of R$ 298 million, Revenues from Cards of R$ 251 million and from Checking Account Fees of R$ 220 million. These movements attest a solid growth of the customer base and an improvement in the product per customer ratio, a direct result of the successful segmentation process promoted by Bradesco over the past years. This movement continued when comparing to the fourth and third quarters last year, with a great emphasis to Revenues from Cards and Checking Accounts.

It is worth highlight the robust improvement of Revenues from our Consortium activities, which jumped from R$ 26 million in 2003, to R$ 87 million in 2004.

Revenues from Services in 2004 covered 58.8% of the Total Expenses (Personnel + Other Administrative Expenses), against an index of 47.5% in 2003.

Expenses

In 2004, Bradesco paid or provisioned R$ 3.15 billion as taxes and contribution, including the ones regarding private pension plans, corresponding to 102.9% of 2004 net income.

Personnel expenses rose 4% y-o-y, below the IPCA (CPI) of 7.6%.

Taking into account the effects of (i) the labor provision of Grupo Bradesco de Seguros (R$ 40 million), (ii) the 11-month effects of expenses related to the acquisitions of Banks BEM and Zogbi (R$ 73 million), (iii) the 5-month impact related to the acquisition of BBV (R$ 134 million) and, finally of (iv) the increase related to the collective labor agreement (R$ 260 million, of which R$ 248 million regarding 2003 that were reflected during 2004, and R$ 72 million regarding 2004 offset by lower warrant expenses in 2004 of R$ 60 million), Bradesco would have recorded expenses at R$ 5.29 billion, attesting improvement in efficiency, as R$ 317 million were saved in the year.

Referring to other administrative expenses, the annual increase was of 2.6%, also below IPCA index. Following the same exercise of the previous paragraph, we would have reached savings exceeding R$ 545 million (adjustments of tariffs and utilities expenses were restated by an average between IGPM- General Market Price Index and IPCA).

Hence, the sum (personnel expenses and other administrative expenses) of savings implemented by Bradesco in 2004 reached the record of R$ 862 million, i.e., 9% of the expenses shown.

The efficiency ratio of Bradesco Group improved, decreasing from 56.6% in 2003, to 55.5% in 2004. In the q-o-q analysis, this ratio considerably improved from 54.4% to 50.3%.

Extraordinary Goodwill Amortization

Tax credits were activated in the amount of R$ 112 million in the 4Q04 (R$ 294 million in the year), which offset the extraordinary goodwill amortization of R$ 133 million (R$ 370 million in the year).

Insurance, Private Pension Plans and Savings Bonds

Grupo Bradesco de Seguros (Bradesco Insurance Group) reported Net Income of R$ 888 million in 2004 (R$ 613 in 2003). In 4Q04, Net Income was R$ 312 million compared to R$ 201 million in 3Q04.

In the insurance operations, the Automobile Segment has been characterized by an intense competition amongst the insurance companies. During this period, a technically adequate fee policy was maintained, ensuring the balance of the portfolio result. It is worth pointing out the launching of a fee policy by the insured’s characteristics (also named as “Profile”) now extended to the main cities in the country, and the maintenance of differentiated services added to our product. The market share in the Automobile Insurance segment increased to 16.8%.

With a priority focus on Mass Insurance (particularly, Home Insurance, which has low claims ratio), the contribution of the Elementary Segment reached 10.4%.

At the Health Insurance, Bradesco Saúde continues endeavoring its efforts to sell Corporate Plans, which has been accounting for nearly 86% of the total insured portfolio.

The growth in the number of insured of this segment reflects a high level of specialization and personalization of the company in the Corporate Insurance services, which is the greatest differential in the current Supplementary Health market. Approximately 12 thousand companies in Brazil maintain insurance with Bradesco Saúde and out of the 100 largest companies in Brazil, 32 of them are clients in the Health/Dental segment.

In the Life segment, in which Bradesco maintains leadership with a 17% market share, we highlight the low ticket products, targeting at serving low classes, pointing out the products "Vida Máxima Mulher Bradesco" (Bradesco Maximum Life for Women) and " Vida Segura Bradesco" (Bradesco Safe Life).

Bradesco Vida e Previdência (Life and Private Pension Plans) maintains a strategy of increasing sales of PGBL and VGBL products. Its market share reached 36.4%, with absolute leadership.

Bradesco Capitalização (Savings Bonds) maintained the Portfolio profile, with a higher contribution of monthly payment bonds.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds reached the amount of R$ 33.6 billion, accounting for 40% of the market.

Other Highlights

Bradesco accomplished partnerships of great relevance for its growth in the Consumer Financing activities with Banks (PanAmericano, BMC, Cruzeiro do Sul, Bonsucesso and Paraná Banco) and Retailers (Casas Bahia and Lojas Salfer).

These agreements did not involve any type of funds disbursement, as goodwill, on the part of the Bank.

IR Area Highlights

In December 2004, a new version of IR website was launched, which improved even more its navigation and its content, in addition to offering an unheard-of initiative named “meu IR” (my IR), which enables the user to customize the access to information on Bradesco.

Bradesco’s Investor Relations website won the TOP 5 Award of Latin America IR Global Rankings (2nd consecutive year), based on technical criteria, through the assessment of analysts of MZ Consult, whose evalutions were certified by a committee formed by Linklaters and KPMG.

CONFERENCE CALL INFORMATION

Date: Tuesday, February 1, 2005

In Portuguese	In English
9:30 am (São Paulo time) 6:30 am (New York time) Brazil and International: (+55 11) 2101-1490 Code: Bradesco	11:00 am (São Paulo time) 8:00 am (New York time) USA and International: (+1-973) 582-2757 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow.
Please access our website www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from February 2 to 8, 2005, at the Phone No. (+55 11) 2101-1490 with the code Bradesco, for Portuguese and (+1-973) 341-3080 with the code Bradesco, for English. Alternatively, it will be available on the Bradesco website approximately two hours after the event has ended.

Market Indicators:

In %	3Q04	4Q04	2003	2004

USD Commercial rate	(8.01)	(7.14)	(18.23)	(8.13)
IPCA	1.94	2.00	9.30	7.60
CDI	3.86	3.99	23.26	16.20
Selic (closing)	16.25	17.75	16.50	17.75

USD Commercial rates (closing) in Reais	2.8586	2.6544	2.8892	2.6544

Macroeconomic Scenario:

In %	2005	2006	2007

IPCA	5.6	5.2	4.6
Selic (closing)	16.0	13.25	12.5
GDP	3.6	3.5	3.5
USD Commercial rate (closing) - in Reais	2.85	2.92	3.03

MAIN FIGURES AND INDICES

In R$ Million	4Q04	3Q04%		12M04	12M03%

Net Income	1,058	752	40.7	3,060	2,306	32.7
Earnings per Stock (*)	2.23	1.59	40.3	6.45	4.85	33.0
Equity Value per stock (R$) (*)	32.07	30.94	3.7	32.07	28.48	12.6

ROAE (Annual)	31.7	23.3	-	22.0	18.9	-
ROAA (Annual)	2.3	1.7	-	1.7	1.3	-

Financial Margin	3,516	3,303	6.4	13,231	13,282	(0.4)
Revenue from Services	1,675	1,455	15.1	5,824	4,557	27.8
Personnel and Administrative Expenses	(2,573)	(2,499)	3.0	(9,906)	(9,594)	3.3

Total Assets	184,926	179,703	2.9	184,926	176,098	5.0
Loan Portfolio	62,788	59,976	4.7	62,788	54,336	15.6
Collaterals and Warrantees	8,100	6,960	16.4	8,100	6,435	25.9
Deposits	68,643	64,787	6.0	68,643	58,024	18.3
Subordinated Debts	5,972	6,089	(1.9)	5,972	4,995	19.6
Technical Reserves	33,669	31,585	6.6	33,669	26,409	27.5
Stockholders’ Equity	15,215	14,678	3.7	15,215	13,547	12.3

In %
Efficiency Ratio	50.3	54.4	-	55.5	56.6	-
Efficiency Ratio (**)	55.5	58.3	-	55.5	56.6	-
Expanded Combined Index	92.6	88.6	-	98.3	96.7	-
BIS Ratio (Financial Consolidated)	18.8	19.9	-	18.8	19.9	-
(Total Consolidated)	16.1	17.0	-	16.1	17.2	-
Fixed Asset Ratio (Financial Consolidated)	38.0	42.7	-	38.0	40.8	-
(Total Consolidated)	23.3	24.2	-	23.3	26.4	-

(*)	For comparison purposes, the amounts are adjusted to the 200% stock splitting
(**)	Accumulated 12 months

In R$ Million	4Q04	3Q04%		12M04	12M03%

INTEREST ON OWN CAPITAL	340	333	2.1	1,325	1,347	(1.6)
Total Stocks (In Thousands) (*)	474,433	474,433	-	474,433	475,591	(0.2)
Earnings per stock (R$) (*)	2.23	1.59	40.3	6.45	4.85	33.0
(*)	For comparison purposes, the capital stock was divided by 10,000 and adjusted to the 200% stock splitting

INCOME STATEMENT

In R$ Million	4Q04	3Q04%		12M04	12M03%

REVENUES FROM FINANCIAL INTERMEDIATION	6,202	5,525	12.3	26,203	28,034	(6.5)
EXPENSES FROM FINANCIAL INTERMEDIATION	2,686	2,222	20.9	12,972	14,752	12.1
FINANCIAL MARGIN	3,516	3,303	6.4	13,231	13,282	(0.4)
Provision for Doubtful Receivables	489	478	2.3	2,042	2,450	(16.7)
GROSS INCOME FROM FINANCIAL INTERMEDIATION	3,027	2,826	7.2	11,189	10,832	3.3
OTHER OPERATING INCOME (EXPENSES)	(1,493)	(1,662)	(10.2)	(7,071)	(7,279)	(2.9)
Revenues from Services	1,675	1,455	15.1	5,824	4,557	27.8
Retained Premiums from Insurance, Private Pension Plans and Savings Bonds	3,836	3,465	10.7	13,284	11,726	13.3
Change in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds	(1,317)	(1,076)	22.4	(3,964)	(3,670)	8.0
Claims - Insurance Operations	(1,317)	(1,328)	(0.8)	(5,159)	(3,980)	29.6
Savings Bonds Raffles and Drawings	(292)	(312)	(6.4)	(1,223)	(1,100)	11.2
Insurance and Private Pension Plans Selling Expenses	(234)	(216)	8.3	(867)	(762)	13.8
Private Pension Plans Benefits And Drawings Expenses	(511)	(496)	3.0	(2,131)	(2,363)	(9.8)
Personnel Expenses	(1,284)	(1,274)	0.8	(4,969)	(4,780)	4.0
Other Administrative Expenses	(1,289)	(1,225)	5.2	(4,937)	(4,814)	2.6
Tax Expenses	(411)	(374)	9.9	(1,464)	(1,054)	38.9
Equity in Earnings of Affiliated And Subsidiary Companies	44	(4)	(1,200.0)	163	5	3,160.0
Other Operating Income	311	351	(11.4)	1,198	1,697	(29.4)
Other Operating Expenses	(704)	(628)	12.1	(2,826)	(2,741)	3.1

OPERATING INCOME	1,534	1,163	31.9	4,118	3,553	15.9
NON-OPERATING INCOME	(148)	(130)	13.8	(491)	(841)	(41.6)
INCOME BEFORE TAXES AND PROFIT SHARING	1,386	1,033	34.2	3,627	2,712	33.7
INCOME TAX AND SOCIAL CONTRIBUTION	(321)	(278)	15.5	(554)	(397)	39.5
MINORITY INTEREST IN SUBSIDIARIES	(7)	(3)	133.3	(13)	(9)	44.4
NET INCOME	1,058	752	40.7	3,060	2,306	32.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.